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02023592

UNIT
SECURITIES AND E
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 0 9 2002

SEC FILE NUMBER
8- 25845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seligman Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Shetler — (212) 850-1672
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name)*

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUL 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vf 7-18-02

OATH OR AFFIRMATION

I, Katherine Shetler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seligman Advisors, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Assistant Treasurer

Title

Notary Public

JANICE CARTER
Notary Public, State of New York
No. 31-4944648
Qualified in New York County
Certificate Filed in Kings County
Commission Expires November 28, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x Supplemental Accountants Report as per 17a-5.

x Statement of Exemption from Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 0 9 2002

DIVISION OF MARKET REGULATION

Seligman Advisors, Inc.

(A wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Seligman Advisors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Seligman Advisors, Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

Seligman Advisors, Inc. is a member of a group of affiliated companies and, as disclosed in the notes to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 25, 2002

SELIGMAN ADVISORS, INC.

(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

(Dollars in thousands)

ASSETS

Cash and cash equivalents	$22,888
Distribution and service fees receivable	8,501
Deferred commissions (net of reserve of $186)	1,688
Investments, at market value (cost - $1,157)	924
Furniture, equipment, fixtures and leasehold improvements	737
Other assets	814
TOTAL ASSETS	$35,552

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Distribution and service fees payable	$14,122
Payable to affiliates	3,343
Accrued compensation	2,692
Accounts payable and accrued expenses	4,461
Deferred income taxes payable	34
Total Liabilities	24,652
Stockholder's equity	10,900
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$35,552

See notes to statement of financial condition.

SELIGMAN ADVISORS, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Note 1 - Organization and Summary of Significant Accounting Policies:

Seligman Advisors, Inc. (the "Company") is a wholly-owned subsidiary of J. & W. Seligman & Co. Incorporated ("Seligman"). The Company primarily acts as the exclusive distributor for the open-end investment companies in the Seligman Group ("Investment Companies"). The Investment Companies offer Class A, B, C, D and I shares which are distinguished by the amount and timing of sales charges and distribution and service fees paid by the Investment Companies or their shareholders. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, receives distribution concessions net of commissions paid to dealers for distribution of the Investment Companies' shares.

Distribution concessions and related commissions paid to dealers for sale of Class A shares of the Investment Companies, which are sold with a front-end sales charge, are recorded on a trade date basis.

Deferred commissions represent a portion of the amounts paid to dealers for the sale of Class C shares of the Investment Companies and all of the amounts paid to dealers for the sale of Class D shares of the Investment Companies. Such amounts are recorded on a trade date basis and are amortized over a twelve-month period as the related distribution and service fees are earned from the Investment Companies or contingent deferred sales charges are received. The portion of deferred commissions relating to Class C shares that is not expected to be recovered from future distribution and service fees or contingent deferred sales charges are charged to expense.

Distribution and service fees payable represent amounts payable to dealers for distribution assistance and for continuing services rendered to Investment Company shareholders, and are paid subject to the collection of distribution and service fees receivable from the Investment Companies.

The Company's cash and cash equivalents consist of funds on deposit in accounts with commercial banks and shares of Seligman Cash Management Fund, Inc. ("Management Fund").

Furniture, equipment and fixtures are depreciated using an accelerated method over periods of five to seven years. Leasehold improvements are amortized on the straight-line method over the remaining life of the lease.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition approximates their carrying value, as such financial instruments either are short term in nature or are carried at market value.

Seligman has elected to treat the Company as a qualified subchapter S subsidiary. The Company is included in the federal and state S Corporation income tax returns and the combined local income tax return of Seligman. The Company computes its income tax provision on a separate company basis in accordance with a tax sharing arrangement between members of the Seligman group.

Deferred taxes are provided primarily for deferred commission expenses, which are recognized in different periods for financial reporting and income tax purposes.

As more fully disclosed in footnote 3, the Company has various agreements with affiliated entities relating to reimbursements for distribution services, marketing, and related costs. The accompanying financial statements may not be indicative of the financial condition for the results of operations if the Company had been operated as an unaffiliated entity.

Note 2 - Sale of Future Cash Flows:

The Company has agreements (the "Agreements") with third parties (the "Purchasers") pursuant to which the Company sells, on a continuous basis, its rights to collect (i) a substantial portion of the distribution fees payable by certain Investment Companies with respect to their Class B shares and (ii) any contingent deferred sales charges imposed upon shareholders redeeming Class B shares of such Investment Companies. The Purchasers have the exclusive right and, subject to certain conditions, the obligation to purchase such future cash flows from the Company for Class B shares. The Company does not record in its financial statements the distribution fees paid by the Investment Companies or the contingent deferred sales charges paid by shareholders that have been assigned to the Purchasers pursuant to the Agreements.

Note 3 - Related Party Transactions:

The Company has a Sales Agreement and a related Administration, Shareholder Services, and Distribution Agreement with an affiliate, Seligman Services, Inc. ("Services"). Services is a limited purpose broker-dealer that answers inquiries from shareholders with respect to and sells (acting as agent) shares of the Investment Companies to shareholders that do not have a broker-dealer of record, and, in connection therewith, provides shareholder liaison services to such shareholders. The Company pays Services sales commissions and, with funds obtained from the

Investment Companies, distribution and service fees pursuant to these agreements. However, because the Company incurs the vast majority of marketing and related costs to promote the sale of Investment Company shares sold by Services, Services, subject to certain limitations, pays its monthly pretax income to the Company.

Seligman provides the Investment Companies with investment management and administrative services pursuant to management agreements under which Seligman receives management fees. In recognition of the benefits derived by Seligman from the distribution and marketing services provided by the Company, Seligman has an agreement with the Company whereby the Company is reimbursed for its net cost, as defined, of performing such services, after deducting the amount received from Services.

Seligman International, Inc. ("International"), an affiliate of the Company, and its branches and subsidiary act as marketing representatives of certain of the Investment Companies distributed by the Company outside the United States. The Company may earn distribution concessions or other fees from sales of such Investment Companies, and Seligman earns management fees from managing the operations and investments of such Investment Companies. In recognition of the benefits derived by the Company and, indirectly, by Seligman from the services provided by International and its branches and subsidiary, the Company has entered into Services Agreements with International and its branches and subsidiary pursuant to which it reimburses those entities for their net costs, as defined in their respective Services Agreements with the Company, of performing such services plus a mark-up of up to ten percent of such net costs.

Cash equivalents at December 31, 2001 include 22,790,506 shares of the Management Fund, having a net asset value of $1.00 per share.

Investments represent shares of certain Investment Companies, which are valued at net asset value.

Payable to affiliates primarily represents amounts received in excess of the reimbursement of distribution services from Seligman.

Certain directors and/or officers of the Company are also directors and/or officers of Seligman, Services, International and the Investment Companies.

Note 4 – Furniture, Equipment, Fixtures and Leasehold Improvements:

Furniture, equipment, fixtures and leasehold improvements consist of the following at December 31, 2001:

	Cost	Accumulated Depreciation	Net Cost
Furniture & equipment	$ 108,400	$ 96,808	$ 11,592
Computer equipment	2,199,087	1,647,088	551,999
Leasehold improvements	225,085	107,475	117,610
Software	145,282	89,847	55,435
Total	$2,677,854	$1,941,218	$736,636

Note 5 - Employee Benefit Plans:

Substantially all employees of the Company are included in Seligman's defined contribution plan (the "Plan"). Under one feature of the Plan, Seligman, at its option, may contribute up to 15 percent of employees' base compensation which is fully vested to the employees. Under a second feature of the Plan, Seligman matches contributions made by participating employees up to 3 percent of their salaries. Eligible participants become vested in Seligman's contributions 33 1/3 percent after one year, 66 2/3 percent after two years and 100 percent after three years. Participants invest all contributions not taken in cash in funds, which invest solely in the Investment Companies.

Note 6 – Commitments and Contingencies:

The Company and Seligman together with 25 other investment managers and distributors of registered investment companies (collectively, the "Defendants"), were named in a complaint filed in federal court on June 22, 2001. The complaint alleges, in substance, that the Defendants violated various sections of the Investment Company Act of 1940 and/or common law with respect to the composition and independence of the Board of Directors/Trustees of the investment companies, which the Defendants manage and distribute, and that the Defendants' respective investment advisory agreements and distribution agreements are invalid.

The Company and Seligman deny the allegations, believe the complaint is without merit and intend to defend the action vigorously.

The Company is subject to legal actions in the ordinary course of business. Management of the Company after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's financial position.

Note 7 - Net Capital Requirement:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $6,341,854, which exceeded the minimum required net capital of $1,641,216 by $4,700,638, and the ratio of aggregate indebtedness to net capital was approximately 3.882 to 1.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
Seligman Advisors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Seligman Advisors, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-1;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2002